Exhibit (d)-(1)

Preliminary Non-binding Proposal to Acquire China Biologic Products Holdings, Inc.

September 18, 2019

The Board of Directors

China Biologic Products Holdings, Inc.

18th Floor, Jialong International Building, 19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China

Dear Sirs:

Beachhead Holdings Limited, CITIC Capital China Partners IV, L.P., PW Medtech Group Limited, Parfield International Ltd., HH Sum-XXII Holdings Limited and V-Sciences Investments Pte. Ltd (collectively, the “Consortium Members” and the consortium so formed, the “Consortium”), are pleased to submit this preliminary non-binding proposal to acquire China Biologic Products Holdings, Inc. (the “Company”) in a going private transaction (the “Acquisition”).

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a 16.8% premium to the closing price on the last trading day prior to the date of this proposal and a premium of 21.1% and 23.9% to the volume-weighted average price during the last 30 and 60 trading days, respectively.

1.                   Consortium. The Consortium Members have entered into a consortium agreement (the “Consortium Agreement”) dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other in pursuing the Acquisition. The Consortium Members in the aggregate beneficially own approximately 58.0% of the total issued and outstanding share capital of the Company.

2.                   Purchase Price. The consideration payable for each ordinary share of the Company, par value $0.0001 per share, will be US$120 in cash (other than those ordinary shares held by the Consortium Members that may be rolled over in connection with the Acquisition).

3.                   Closing Certainty; Funding. We believe that we offer a high degree of closing certainty and are well positioned to negotiate and complete the proposed Acquisition on an expedited basis. We intend to finance the Acquisition with a combination of equity and debt capital and we expect the commitments for the required equity and debt funding, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed. Equity financing will be provided by the Consortium Members and any additional members we may accept into the Consortium and we are highly confident that the debt financing will be secured.

4.                   Due Diligence. We have engaged Kirkland & Ellis and Wilson Sonsini Goodrich & Rosati as our international legal counsels. We have significant experience in structuring and consummating transactions of this nature and would expect to complete due diligence on an expedited basis. We and our advisors are prepared and ready to engage in the next stage of discussions.

5.                   Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type. We anticipate that the Definitive Agreements will be completed in parallel with due diligence.

6.                   Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We expect that the Company’s Board of Directors will establish a special committee comprised of independent and disinterested directors of the Company (the “Special Committee”). Given certain Consortium Members have representatives on the Company’s Board of Directors, we expect that the Special Committee and its advisors will be exclusively authorized to consider and negotiate with us the proposed Acquisition, including the Definitive Agreements, and that no other members of management or any other directors other than the members of the Special Committee will participate in any deliberations and decisions related to the Acquisition unless their involvement is approved by the Special Committee.

In considering our offer, you should be aware that the Consortium Members do not intend to sell their stake in the Company to any third party.

7.                   No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to work together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

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Sincerely,

Beachhead Holdings Limited

By:	/s/ Hui Li
Name:	HUI LI
Title:	Director

Sincerely,

PW Medtech Group Limited (普华和顺集团公司)

By:	/s/ Yue’e Zhang
Name:	Yue’e Zhang
Title:	Director

Sincerely,

Parfield International Ltd.

By:	/s/ Marc Chan
Name:	Marc Chan
Title:	Director

Sincerely,

HH Sum-XXII Holdings Limited

By:	/s/ Colm O’Connell
Name:	Colm O’Connell
Title:	Authorized Signatory

Sincerely,

V-Sciences Investments Pte. Ltd

By:	/s/ Khoo Shih
Name:	Khoo Shih
Title:	Authorised Signatory

Sincerely,

CITIC Capital China Partners IV, L.P. acting by its general partner CCP IV GP Ltd.

By:	/s/ Rikizo Matsukawa
Name:	Rikizo Matsukawa
Title:	Director